February 3, 2010

Via EDGAR and facsimile

Rufus Decker, Accounting Branch Chief

United States Securities and Exchange Commission

Mail Stop 4631

Washington, D.C. 20549-4631

RE:	Form 10-K for the year ended December 31, 2008
Form 10-Q for the period ended September 30, 2009
File No. 001-32161

Dear Mr. Decker:

On behalf of Elixir Gaming Technologies, Inc. (the “Company”), we herein respond to your additional comment letter dated January 12, 2010. The Company’s responses to the comment letter items are numbered in the order in which the comments were provided.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

General

1.                      Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Response: We will include the necessary disclosures in all future filings to address your comments below.

Consolidated Financial Statements

Consolidated Statements of Changes in Stockholders’ Equity, page 40

2.                      We note your response to comment four from our letter dated November 24, 2009. Please revise to include a table demonstrating the components of accumulated other comprehensive income for each period presented. Alternatively, the balances of each classification within accumulated other comprehensive income can be displayed in your consolidated balance sheet or in the notes to your financial statements. Please refer to FASB ASC 220-10-55-15.

Response: In our future filings, we will include the disclosures of accumulated balances related to each component of other comprehensive income in the notes to the financial statements similar to the following:

	Unrealized Actuarial Loss	Foreign Currency Translation	Accumulated Other Comprehensive Income/(Loss)
Beginning balance at January 1, 2007	$—	$—	$—
Other comprehensive income		406,358	406,358
Balance at December 31, 2007	—	406,358	406,358
Other comprehensive loss	(8,995)	(2,505,205)	(2,514,200)
Balance at December 31, 2008	$(8,995)	$(2,098,847)	$(2,107,842)

FORM 10-Q FOR THE PERIOD ENDED SETEMBER 30, 2009

General

3.                      Please address the above comments in your interim filings as well.

Response: We will include the necessary disclosures in all future filings to address the comments above.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the Three-Month and Nine-Month Periods Ended September 30, 2009 and 2008, page 18

4.                      We note your response to comment 14 from out letter dated November 24, 2009. Please revise your reconciliation from Net Loss to Adjusted EBITDA to remove the subtotal titled “EBITDA from continuing operations” since the measure does not appear to be discussed anywhere in your MD&A. As a related matter, if you intend to discuss Adjusted EBITDA as a liquidity measure in your MD&A, then please also reconcile it to Net Cash Flows from Operations instead of reconciling the measure to Loss from Operations.

Response: In our future filings, we will remove the subtotal titled “EBITDA from continuing operations” and the revised reconciliation will be presented in a similar manner to the following:

	Three Months Ended Sept 30,		Nine Months Ended Sept 30,
Calculation of Adjusted EBITDA	Sep-09	Sep-08	Sep-09	Sep-08

Net Loss - GAAP basis	$(3,670,151)	$(7,316,904)	$(10,043,609)	$(22,169,501)
(Income)/Loss from discontinued operations	(4,919)	89,494	(1,546,736)	263,431
Interest expense	145,815	290,355	394,011	564,876
Interest Income	(10,297)	(107,420)	(74,729)	(629,606)
Income tax expense	68,548	—	367,642	22,498
Depreciation and amortization	2,838,975	2,661,520	8,334,030	6,714,074
Stock option expense	328,733	1,475,063	774,903	5,842,641
Impairment/Write-down of gaming assets	541,851	—	920,831	1,368,829
Flood damage losses	98,450	—	98,450	—

Adjusted EBITDA	$337,005	$(2,907,892)	$(775,207)	$(8,022,758)

We do not intend in the future to discuss Adjusted EBITDA as a liquidity measure but instead as an additional measure of operating performance. We believe that it is more appropriate to reconcile it to Net Loss instead of Net Cash Flows from Operations or Loss from Operations as it is widely used by securities analysts, investors and other companies in the same industry as a measure of operating performance and as a basis of valuation for gaming companies.

*******

Please be advised the Company acknowledges that:

•                  It is responsible for the adequacy and accuracy of the disclosures in its filings;

•                  Staff comments or changes to disclosures in response to staff comments do not preclude the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comments or questions regarding any matters with respect to the foregoing may be directed to me at +852 3147 6612.

Very truly yours,

/s/ Andy Tsui
Andy Tsui
Chief Accounting Officer

cc: Greenberg Traurig, LLP